Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

03 DEC 18 AM 7:21

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

9 December 2003

03045270

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

By Fax: 1 202 942 9624 **3 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Appendix 3Y – Change of Director's Interest Notice
dated 8 December 2003

Yours faithfully

M P WRIGHT
Executive Director

Enc:

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

8 December 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: APPENDIX 3Y

Please find attached Appendix 3Y for your records, lodged with the Company today.

Yours faithfully

M WRIGHT
Executive Director/Company Secretary

Enc:

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HERALD RESOURCES LIMITED
ABN	15 008 672 071

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme John Hutton
Date of last notice	15/08/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Faustus Nominees Pty Ltd
Date of change	2nd September, 2003 7th November, 2003
No. of securities held prior to change	350,000
Class	Ordinary fully paid shares
Number acquired	
Number disposed	250,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$176,669.30
No. of securities held after change	100,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market Trade

Date: 8th December 2003